UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                                OMNICARE, INC.
                               (Name of Issuer)


                   Common Stock, $1.00 par value per share
                        (Title of Class of Securities)


                                   681904108
                                (CUSIP Number)


                                 April 8, 2008
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            [ ]   Rule 13d-1(b)

                            [X]   Rule 13d-1(c)

                            [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                                             Page 2 of 9 Pages

.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          GLENVIEW CAPITAL MANAGEMENT, LLC

.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of             5.       Sole Voting Power                  None
Shares                ........ .................................................
Beneficially          6.       Shared Voting Power                12,122,463
Owned by Each         ........ .................................................
Reporting             7.       Sole Dispositive Power             None
Person With           ........ .................................................
                      8.       Shared Dispositive Power           12,122,463
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          12,122,463
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.96% based on 121,772,048 shares outstanding as of January 31, 2008.
.......... ......................................................................
12.       Type of Reporting Person:

          OO

                                                             Page 3 of 9 Pages


.......... ......................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          LAWRENCE M. ROBBINS
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          United States of America
...................... ........ .................................................
Number of             5.       Sole Voting Power                  None
Shares                ........ .................................................
Beneficially          6.       Shared Voting Power                12,122,463
Owned by Each         ........ .................................................
Reporting             7.       Sole Dispositive Power             None
Person With           ........ .................................................
                      8.       Shared Dispositive Power           12,122,463
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          12,122,463
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [ ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.96% based on 121,772,048 shares outstanding as of January 31, 2008.
.......... ......................................................................
12.       Type of Reporting Person:

          IN

                                                             Page 4 of 9 Pages


Item 1(a).        Name of Issuer:

                  Omnicare, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 East River Center Boulevard, Covington, Kentucky 41011

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenview Capital Management, LLC ("Glenview Capital Management");

                  ii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital Opportunity Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners") and GCM Opportunity Fund, L.P., a Delaware limited partnership ("GCM Opportunity Fund").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners and GCM Opportunity Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                  The Reporting Persons filed an initial statement on Schedule 13G, pursuant to Rule 13d-1(c), on June 12, 2006, and Amendment No. 1 to
Schedule 13G on February 14, 2007. On October 29, 2007, the Reporting Persons filed an initial statement on Schedule 13D. The Reporting Persons are filing this Schedule 13G to reflect the fact that they now fall under the provisions of Rule 13d-1(c), as a passive investor in the Issuer.

                                                             Page 5 of 9 Pages


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).        Citizenship:

                  i) Glenview Capital Management is a Delaware limited liability company;

                  ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock (the "Shares")

Item 2(e).        CUSIP Number:

                  681904108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of April 8, 2008, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 12,122,463 Shares. This amount consists of: (A) 363,101 Shares held for the account of Glenview Capital Partners; (B) 5,913,870 Shares held for the account of Glenview Capital Master Fund; (C) 2,441,789 Shares held for the account of Glenview Institutional Partners; (D) 671,690 Shares held for the account of the GCM Little Arbor Master Fund; (E) 116,119 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 1,339,304 Shares held for the account of Glenview Capital Opportunity Fund; (G) 1,226,960 Shares held for the account of Glenview Offshore Opportunity Master Fund, (H) 8,200 Shares held for the account of GCM Little Arbor Partners and (I) 41,430 Shares held for the account of GCM Opportunity Fund.

Item 4(b)         Percent of Class:

                  The  number  of  Shares of which  each of  Glenview  Capital
Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 9.96% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 121,772,048 shares outstanding as of January 31, 2008).

                                                             Page 6 of 9 Pages


Item 4(c).        Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                    0
(ii) Shared power to vote or direct the vote:                        12,122,463
(iii) Sole power to dispose or direct the disposition of:                     0
(iv) Shared power to dispose or direct the disposition of:           12,122,463

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 7 of 9 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2008                     GLENVIEW CAPITAL MANAGEMENT, LLC


                                        By: /s/ Lawrence M. Robbins
                                            --------------------------
                                        Name: Lawrence M. Robbins
                                        Title: Chief Executive Officer


Date: April 8, 2008                     LAWRENCE M. ROBBINS


                                        /s/ Lawrence M. Robbins
                                        -----------------------

                                                             Page 8 of 9 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A        Joint Filing Agreement,  dated April 8, 2008 by
         and among Glenview Capital Management, LLC and
         Lawrence M. Robbins............................                     9

                                                             Page 9 of 9 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Omnicare, Inc. dated as of April 8, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: April 8, 2008                         GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------
                                            Name: Lawrence M. Robbins
                                            Title: Chief Executive Officer



Date: April 8, 2008                         LAWRENCE M. ROBBINS


                                            /s/ Lawrence M. Robbins
                                            -----------------------